Exhibit 99.1

FLY LEASING REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS

Dublin, Ireland, July 29, 2015 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2015.

Second Quarter 2015 Highlights

•	Adjusted Net Income of $9.5 million, or $0.23 per share

•	Net loss of $58.3 million after a $65.4 million impairment charge

•	Contracted to sell 33 aircraft which will generate a $35 million pre-tax gain

•	Re-priced Term Loan, saving $4 million in annual interest cost

•	Reduced BBAM management fee by $5 million, or 47%, annually

•	Declared 31st consecutive quarterly dividend on July 15 ($0.25 per share)

“In the second quarter, FLY achieved a major milestone in its fleet rejuvenation plan with an agreement to sell a portfolio of 33 aircraft, transforming its portfolio and setting a course to drive stronger returns,” said Colm Barrington, CEO of FLY. “Combined with the sale of eight B757s previously announced, we have agreements to sell a total of 41 aircraft averaging 12.9 years of age at June 30. These sales accomplish several key objectives, including lowering our fleet age, generating approximately $450 million of additional cash and reducing our financial leverage.”

“We are actively managing the company’s capital structure while reducing operating costs,” added Barrington. “In connection with the aircraft sales, BBAM has reduced its management fee by nearly half, demonstrating a strong commitment to its long-term partnership with FLY, as well as its aligned goal of maximizing returns for FLY shareholders. In addition, the re-pricing of our Term Loan will reduce our interest costs by about $4 million annually.”

“Following completion of these sale transactions, FLY will be in a very strong position to grow by reinvesting in newer, younger aircraft and generating higher returns for its shareholders.”

Financial Results

FLY is reporting a net loss of $58.3 million or $1.42 per diluted share for the second quarter of 2015. This compares to net income of $21.7 million or $0.51 per diluted share for the same period of 2014. The second quarter 2015 loss reflects a non-cash $65.4 million impairment charge. The second quarter 2014 results include $18.9 million in gains from aircraft sales.

Operating lease revenue for the second quarter of 2015 increased by $11.7 million to $101.7 million, 13.0% more than in the same period in the previous year.

The net loss for the six month period ended June 30, 2015 was $41.0 million, or $1.00 per share, after the impairment charge taken in the second quarter. For the six month period ended June 30, 2015, operating lease revenue increased 23.5% to $221.8 million.

Adjusted Net Income

Adjusted Net Income for the second quarter of 2015 was $9.5 million ($0.23 per share) as compared to $26 million ($0.63 per share) in the same quarter of 2014.  For the six month period ended June 30, 2015, Adjusted Net Income was $36.1 million ($0.87 per share) as compared to $35.9 million ($0.87 per share) for the same period in 2014.

Dividend

On July 15, 2015, FLY declared a dividend of $0.25 per share in respect of the second quarter of 2015. This dividend will be paid on August 20, 2015 to shareholders of record on July 31, 2015. This dividend is FLY’s 31st consecutive quarterly dividend. Dividends declared since FLY listed on the NYSE in September 2007 total $7.87 per share.

Financial Position

At June 30, 2015, FLY’s total assets were $4.1 billion, and include $2.7 billion of flight equipment held for operating lease and $933.7 million of flight equipment held for sale. The aircraft classified as held for sale are subject to a definitive sale agreement and are expected to be transferred to the buyer over the next six months.

Total cash at June 30, 2015 was $462.1 million, of which $350.2 million was unrestricted. This compares to total cash of $476.7 million at December 31, 2014, of which $337.6 million was unrestricted. Further, at June 30, 2015, FLY owned 15 unencumbered aircraft with a net book value of $558.7 million.

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Aircraft Portfolio

At June 30, 2015, FLY’s 96 aircraft held for operating lease, shown in the table below, were on lease to 49 lessees in 30 countries. The table does not include 33 aircraft that are held for sale at June 30, 2015 or two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun 30, 2015	Dec 31, 2014
Airbus A319	13	18
Airbus A320	19	27
Airbus A321	3	3
Airbus A330	3	4
Airbus A340	3	3
Boeing 737	41	57
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	-	1
Boeing 787	1	1
Total	96	127

At June 30, 2015, the average age of FLY’s aircraft held for operating lease, weighted by the net book value of each aircraft, was 8.0 years. The average remaining lease term was 5.2 years, also weighted by net book value. At June 30, 2015, these leases were generating annualized revenues of approximately $310 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, July 29, 2015. Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 73317082 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 73317082. The telephone replay will be available for ten days. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

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About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

West Pier

Dun Laoghaire

Co Dublin, Ireland

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30, 2015 (Unaudited)	Three months ended Jun. 30, 2014 (Unaudited)	Six months ended Jun. 30, 2015 (Unaudited)	Six months ended Jun. 30, 2014 (Unaudited)
Revenues
Operating lease rental revenue	$103,406	$94,575	$206,554	$185,111
End of lease revenue	3,676	175	25,612	3,854
Amortization of lease incentives	(4,757)	(3,833)	(8,793)	(7,221)
Amortization of lease premiums, discounts and other	(641)	(951)	(1,586)	(2,151)
Operating lease revenue	101,684	89,966	221,787	179,593
Equity earnings from unconsolidated subsidiary	341	359	681	1,741
Gain on sale of aircraft	—	18,855	1,897	18,855
Interest and other income	797	334	1,003	644
Total revenues	102,822	109,514	225,368	200,833
Expenses
Depreciation	49,662	42,125	99,736	82,528
Aircraft impairment	65,398	—	65,398	—
Interest expense	37,232	33,819	76,529	68,444
Selling, general and administrative	10,573	11,329	18,837	20,944
Ineffective, dedesignated and terminated derivatives	1,756	97	1,492	32
Net (gain) loss on debt modification and extinguishment	2,119	(4,010)	6,169	(3,995)
Maintenance and other costs	1,077	1,584	2,663	3,994
Total expenses	167,817	84,944	270,824	171,947
Net income (loss) before provision for income taxes	(64,995)	24,570	(45,456)	28,886
Provision (benefit) for income taxes	(6,740)	2,896	(4,467)	3,649
Net income (loss)	$(58,255)	$21,674	$(40,989)	$25,237
Weighted average number of shares
- Basic	41,456,784	41,419,515	41,444,957	41,376,963
- Diluted	41,456,784	41,446,070	41,444,957	41,420,045
Earnings per share
- Basic and Diluted	$(1.42)	$0.51	$(1.00)	$0.58
Dividends declared and paid per share	$0.25	$0.25	$0.50	$0.50

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Jun. 30, 2015 (Unaudited)	Dec. 31, 2014 (Audited)
Assets
Cash and cash equivalents	$350,220	$337,560
Restricted cash and cash equivalents	111,897	139,139
Rent receivables	1,633	4,887
Investment in unconsolidated subsidiary	4,683	4,002
Flight equipment held for sale, net	933,662	—
Flight equipment held for operating lease, net	2,660,638	3,705,407
Fair value of derivative assets	487	2,067
Other assets, net	23,511	31,608
Total assets	$4,086,731	$4,224,670
Liabilities
Accounts payable and accrued liabilities	$19,903	$18,431
Rentals received in advance	17,781	19,751
Payable to related parties	3,328	2,772
Security deposits	59,153	64,058
Maintenance payment liability	250,425	254,514
Unsecured borrowings, net	690,280	689,452
Secured borrowings, net	2,268,900	2,335,328
Deferred tax liability, net	11,946	16,289
Fair value of derivative liabilities	21,100	23,311
Other liabilities	45,536	41,890
Total liabilities	3,388,352	3,465,796
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,469,073 and 41,432,998 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	658,717	658,522
Retained earnings	55,053	117,402
Accumulated other comprehensive loss, net	(15,432)	(17,091)
Total shareholders’ equity	698,379	758,874
Total liabilities and shareholders’ equity	$4,086,731	$4,224,670

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FLY Leasing Limited

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)

	Six months ended	Six months ended
	Jun. 30, 2015 (Unaudited)	Jun. 30, 2014 (Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(40,989)	$25,237
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(681)	(1,741)
Gain on sale of aircraft	(1,897)	(18,855)
Depreciation	99,736	82,528
Aircraft impairment	65,398	—
Amortization of debt discounts and loan issuance costs	5,957	6,239
Amortization of lease incentives	8,793	7,221
Amortization of lease discounts, premiums and other items	1,321	1,457
Amortization of fair value adjustments associated with the GAAM acquisition	2,136	3,531
Net (gain) loss on debt modification and extinguishment	5,160	(4,048)
Share-based compensation	195	(36)
Unrealized foreign exchange (gain) loss on cash balances	305	(20)
Unrealized foreign exchange gain on Euro denominated borrowing	(1,065)	—
Provision for deferred income taxes	(4,815)	3,649
Unrealized loss on derivative instruments	1,211	32
Security deposits and maintenance payment liability relieved	(25,612)	(3,443)
Distribution from unconsolidated subsidiary	—	4,786
Changes in operating assets and liabilities:
Rent receivables	6,825	(2,877)
Other assets	1,507	1,768
Payable to related parties	(3,008)	(3,499)
Accounts payable and accrued liabilities	(1,482)	1,060
Rentals received in advance	(1,970)	(724)
Other liabilities	4,247	4,405
Net cash flows provided by operating activities	121,272	106,670
Cash Flows from Investing Activities
Distribution from unconsolidated subsidiary	—	1,847
Purchase of flight equipment	(156,196)	(289,259)
Proceeds from sale of aircraft	126,503	81,867
Payment for aircraft improvement	(6,255)	(7,693)
Lessor payments for maintenance	(13,206)	(2,422)
Net cash flows used in investing activities	(49,154)	(215,660)

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	Six months ended	Six months ended
	Jun. 30, 2015 (Unaudited)	Jun. 30, 2014 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	27,242	49,600
Security deposits received	3,815	4,391
Security deposits returned	(6,618)	(1,828)
Maintenance payment liability receipts	42,163	48,191
Maintenance payment liability disbursements	(32,891)	(37,131)
Proceeds from termination of interest rate swaps	23	—
Debt issuance costs	(914)	(242)
Proceeds from secured borrowings	147,277	—
Repayment of secured borrowings	(217,890)	(83,592)
Dividends	(20,716)	(20,676)
Dividend equivalents	(644)	(1,044)
Net cash flows used in financing activities	(59,153)	(42,331)
Effect of exchange rate changes on cash and cash equivalents	(305)	20
Net increase (decrease) in cash	12,660	(151,301)
Cash at beginning of period	337,560	404,472
Cash at end of period	$350,220	$253,171

Supplemental Disclosure:
Cash paid during the period for:
Interest	$70,454	$59,634
Taxes	115	152
Noncash Activities:
Security deposits applied to maintenance payment liability and rent receivables	3,175	820
Maintenance payment liability applied to rent receivables	2,108	—
Other liabilities applied to maintenance payment liability and rent receivables	240	979
Noncash investing activities:
Aircraft improvement	2,765	2,174
Noncash activities in connection with purchase of aircraft:
Rent receivable applied	852	1,480
Security deposits and maintenance payment liability assumed	11,597	16,019
Other assets applied	898	550
Other liabilities assumed	6,997	—
Noncash activities in connection with sale or aircraft:
Rent receivable applied	695	425
Security deposits and maintenance payment liability transferred	6,116	8,678
Refundable deposits applied	2,250	2,626

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FLY Leasing Limited

Reconciliation of Non-GAAP Measures

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30, 2015 (Unaudited)	Three months ended Jun. 30, 2014 (Unaudited)	Six months ended Jun. 30, 2015 (Unaudited)	Six months ended Jun. 30, 2014 (Unaudited)
Net income (loss)	$(58,255)	$21,674	$(40,989)	$25,237
Adjustments:
Aircraft impairment	65,398	—	65,398	—
Amortization of debt discounts and loan issue costs	2,847	3,097	5,957	6,239
Amortization of lease premiums, discounts and other	602	644	1,321	1,405
Amortization of fair value adjustments recorded in purchase accounting	899	1,602	2,136	3,531
Net (gain) loss on debt modification and extinguishment	2,119	(4,010)	6,169	(3,995)
Non-cash share based compensation	43	20	195	(36)
Unrealized foreign exchange (gain) loss	910	13	(760)	(20)
Deferred income taxes	(6,841)	2,849	(4,815)	3,483
Ineffective, dedesignated and terminated derivatives	1,756	97	1,492	32
Adjusted Net Income	$9,478	$25,986	$36,104	$35,876
Average Shareholders’ Equity	$729,033	$743,314	$728,627	$747,439
Adjusted Return on Equity	5.2%	14.0%	9.9%	9.6%

Weighted average diluted shares outstanding	41,456,784	41,446,070	41,444,957	41,420,045
Adjusted Net Income per share	$0.23	$0.63	$0.87	$0.87

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) gain and losses from debt modification and extinguishment; (v) non-cash share-based compensation; (vi) unrealized foreign exchange gains and losses; (vii) deferred income taxes; and (viii) the ineffective portion and charges associated with cash flow hedges. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity to assess our core operating performance on a consistent basis from period to period. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, not as a substitute for net income or other financial measure determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.

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